Exhibit 99.1

VIQ Solutions Wins 2023 Fortress Cyber Security Award for Data Protection

PHOENIX, ARIZONA, June 6, 2023 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces the Company has won the 2023 Fortress Cyber Security Awards in the Data Protection category. The Business Intelligence Group’s Fortress Cyber Security awards program highlights and rewards companies and products safely protecting data and electronic assets from growing hacker threats.

Security is the first design parameter that VIQ Solutions considers when products and features are developed. As organizations accelerate digital modernization efforts, they are looking to partner with industry leading companies that provide proof of their commitment to security standards.

VIQ’s security policies and principles are incorporated at the forefront of product development initiatives and extended throughout the software development lifecycle. VIQ leverages a risk-based approach to continuously improve security posture based on technical advancements and best practices.

“Recognition by the Business Intelligence Group highlights our commitment to delivering products and services that safeguard client data, across the globe.” said Vahram Sukyas, Chief Technology Officer, VIQ Solutions. “Our security best practices are at the core of our new and forward-thinking innovations designed to safeguard data and align with regulatory requirements.”

“We are so proud to name VIQ Solutions as a winner in the 2023 Fortress Cyber Security Awards program,” said Maria Jimenez, Chief Nominations Officer, Business Intelligence Group. “As our society continues to evolve and become more reliant on networks and data, companies like VIQ Solutions are critical at providing the protection and trust consumers demand.”

For additional information:

Media Contact:

Laura Haggard, Chief Marketing Officer, VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

About Business Intelligence Group

The Business Intelligence Group was founded with the mission of recognizing true talent and superior performance in the business world. Unlike other industry award programs, these programs are judged by business executives having experience and knowledge. The organization's proprietary and unique scoring system selectively measures performance across multiple business domains and rewards those companies whose achievements stand above those of their peers.